UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
ACE Aviation Holdings Inc.
(Name of Issuer)
Class B voting shares
(Title of Class of Securities)
00440P102
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☑     Rule 13d-1(c)
☐     Rule 13d-1(d)

Item 1
Item 2
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of 5 Percent or Less of a Class
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certifications
SIGNATURE

CUSIP No.:	00440P102

1	NAMES OF REPORTING PERSONS British Columbia Investment Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐ Not applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Columbia, Canada

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being filed with respect to the Class B voting shares of ACE Aviation Holdings, Inc. (the “Issuer”), to amend the Schedule 13G filed on July 10, 2008 (the “Schedule 13G”). Additionally, this Amendment No. 1 reports that British Columbia Investment Management Corporation is no longer the beneficial owner of more than five percent of the total outstanding Class B voting shares of the Issuer and therefore will cease to be a reporting person immediately upon the filing of this Amendment No. 1.
Item 1.
(a)	Name of issuer:

ACE Aviation Holdings Inc.

(b)	Address of issuer’s principal executive offices:

5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada H4A 3T2
Item 2.
(a)	Name of person filing:

British Columbia Investment Management Corporation

(b)	Address of principal business office or, if none, residence:

Sawmill Point, 2940 Jutland Rd, Victoria, British Columbia V8T 5K6 Mailing Address: P.O. Box 9910, Stn Prov Govt, Victoria, British Columbia V8W 9R1

(c)	Citizenship:

Canada

(d)	Title of class of securities:

Class B voting shares

(e)	CUSIP No.:

00440P102
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 0 shares

(b)	Percent of class: 0.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	0
Item 5. Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2009

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION
By:	/s/ Doug Pearce
	Name:	Doug Pearce
	Title:	Chief Executive Officer/ Chief Investment Officer